

Roger Vaughan · 3rd

Partner, Sr Advisor, Research, Outreach

Columbus, Ohio, United States · Contact info

500+ connections

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Biosortia, Inc. - Microbiomics

About

I'm a creative big picture thinker, understanding both the dream and the hard work and patience necessary to make it happen. Fun admission... I've never actually been "in the box". I enjoy reading, research and trying to figure stuff out, which presents itself outwardly as a talent for analysis and problem solving. ...see more

Activity

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Experience

Partner, Sr Advisor, Research, Outreach

Biosortia, Inc. - Microbiomics

2015 - Present · 7 yrs 5 mos

Dublin, Ohio, United States

Sustainable Answers!

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Univenture Inc.

35 yrs 5 mos

Director, Partner, Sr Advisor, Outreach

2016 - Present · 6 yrs 5 mos

Dublin, Ohio, United States

Currently EnvyPak, CardNoter, PackZen, UniKeep and Univenture 2.0

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Director, Partner

1987 - Present · 35 yrs 5 mos

Angel Investor, Director, assist Ross Youngs, serial inventor, serial entrepreneur. We call it Ross and Roger's Excellent Adventure both serial entreprene ...see more

Past Director, Partner, Sr. Advisor, Research

Algaeventure Systems

2008 - Present · 14 yrs 5 mos

Helped grow exciting transformational early stage Cleantech business, included smart timely pivot and launch of Biosortia Microbiomics.

Founder, President

Ingleside Investments

Jan 1988 - Dec 2018 · 31 yrs
Columbus, Ohio, United States

A venture capital management consulting business.

Founder
CD101
1991 - 2015 · 24 yrs

Local Alternative Radio station in Columbus Ohio now broadcasting on 92.9 FM. Successful exit.

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Education

The Ohio State University Fisher College of Business
MBA
1979 - 1981

Kenyon College
BA, Psychology
1975 - 1979
Activities and societies: Beta Theta Pi, Football, Lacrosse, WKCO

Volunteering

National Board Member / Treasurer
Huntington's Disease Society of America
Jan 1996 - Jan 2013 · 17 yrs 1 mo
Social Services

4 - 3 year board terms served twice sequentially with pause (12 total)

Board Member / Treasurer
CATCO-Phoenix, Inc.
Jan 1990 - Jan 2003 · 13 yrs 1 mo
Arts and Culture

Start up non-profit theater company. Geoff Nelson and Cheri Mitchell grew to wonderful success.

Skills

Entrepreneurship · 35

Endorsed by Ross Youngs who is highly skilled at this

Endorsed by 4 colleagues at Univenture Inc.

Venture Capital · 19

Endorsed by 2 colleagues at Univenture Inc.

Start-ups · 12

Endorsed by Ross Youngs who is highly skilled at this

Endorsed by 2 colleagues at Univenture Inc.

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Interests

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Executive Chairman, The Jack Welch Management Institute
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